UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934*

                         TM Entertainment and Media, Inc.
                                 (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   87260T108
                                 (CUSIP Number)

                                November 14, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87260T108

1.  Name of Reporting Persons.

HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  695,128 (1)
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  695,128 (1)

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

695,128 (1)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 5.6%

12.  Type of Reporting Person: IA

(1) Consists of 694,088 shares of common stock and 1,040 units comprised of one share of common stock and one warrant to purchase one share of common stock. Because the Issuer has not announced a business combination as of the filing date of this Schedule 13G, the shares of common stock into which the warrants are exercisable have not been included in the number of shares beneficially owned by each Reporting Person.

CUSIP No. 87260T108

1.  Name of Reporting Persons.

HBK Services LLC (1)

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  695,128 (2)
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  695,128 (2)

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

695,128 (2)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 5.6%

12.  Type of Reporting Person: IA

--------------
(1) HBK Investments L.P. has delegated discretion to vote and dispose of the Securities to HBK Services LLC ("Services"). Services may, from time to time, delegate discretion to vote and dispose of certain of the Securities to HBK New York LLC, a Delaware limited liability company, HBK Virginia LLC, a Delaware limited liability company, HBK Europe Management LLP, a limited liability partnership organized under the laws of the United Kingdom, and/or HBK Hong Kong Ltd., a corporation organized under the laws of Hong Kong (collectively, the "Subadvisors"). Each of Services and the Subadvisors is under common control with HBK Investments L.P. The Subadvisors expressly declare that the filing of this statement on
     Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of the Securities.

(2) Consists of 694,088 shares of common stock and 1,040 units comprised of one share of common stock and one warrant to purchase one share of common stock. Because the Issuer has not announced a business combination as of the filing date of this Schedule 13G, the shares of common stock into which the warrants are exercisable have not been included in the number of shares beneficially owned by each Reporting Person.

CUSIP No. 87260T108

1.  Name of Reporting Persons.

HBK Partners II L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  695,128 (1)
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  695,128 (1)

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

695,128 (1)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 5.6%

12.  Type of Reporting Person: HC

(1) Consists of 694,088 shares of common stock and 1,040 units comprised of one share of common stock and one warrant to purchase one share of common stock. Because the Issuer has not announced a business combination as of the filing date of this Schedule 13G, the shares of common stock into which the warrants are exercisable have not been included in the number of shares beneficially owned by each Reporting Person.

CUSIP No. 87260T108

1.  Name of Reporting Persons.

HBK Management LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  695,128 (1)
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  695,128 (1)

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

695,128 (1)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 5.6%

12.  Type of Reporting Person: HC

(1) Consists of 694,088 shares of common stock and 1,040 units comprised of one share of common stock and one warrant to purchase one share of common stock. Because the Issuer has not announced a business combination as of the filing date of this Schedule 13G, the shares of common stock into which the warrants are exercisable have not been included in the number of shares beneficially owned by each Reporting Person.

CUSIP No. 87260T108

1.  Name of Reporting Persons.

HBK Master Fund L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/

    (b) /  /

3.  SEC Use Only

4.  Citizenship or Place of Organization: Delaware

              5.  Sole Voting Power: 0
Number of
Shares
Beneficially  6.  Shared Voting Power:  695,128 (1)
Owned By
Each
Reporting     7.  Sole Dispositive Power: 0
Person
With:
              8.  Shared Dispositive Power:  695,128 (1)

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

695,128 (1)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

11.  Percent of Class Represented by Amount in Row (9): 5.6%

12.  Type of Reporting Person: PN

(1) Consists of 694,088 shares of common stock and 1,040 units comprised of one share of common stock and one warrant to purchase one share of common stock. Because the Issuer has not announced a business combination as of the filing date of this Schedule 13G, the shares of common stock into which the warrants are exercisable have not been included in the number of shares beneficially owned by each Reporting Person.

Item 1(a).     Name of Issuer:

The name of the issuer is TM Entertainment and Media, Inc. (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices:

The principal executive offices of the Issuer are located at 307 East 87th Street, New York, New York 10128

Item 2(a).    Names of Persons Filing:

This Schedule 13G statement is hereby filed by the persons set forth below.

HBK Investments L.P.
HBK Services LLC
HBK Partners II L.P.
HBK Management LLC
HBK Master Fund L.P.

Item 2(b).    Address of Principal Business Office, or if None, Residence:

The address of the principal business office for each Reporting Person is set forth below.

HBK Investments L.P.: 300 Crescent Court, Suite 700, Dallas, Texas 75201. HBK Services LLC: 300 Crescent Court, Suite 700, Dallas, Texas 75201.
HBK Partners II L.P.: 300 Crescent Court, Suite 700, Dallas, Texas 75201. HBK Management LLC: 300 Crescent Court, Suite 700, Dallas, Texas 75201. HBK Master Fund L.P.: c/o HBK Services LLC, 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 2(c).    Citizenship:

HBK Investments L.P. is a Delaware limited partnership.
HBK Services LLC is a Delaware limited liability company.
HBK Partners II L.P. is a Delaware limited partnership.
HBK Management LLC is a Delaware limited liability company. HBK Master Fund L.P. is a Cayman Islands limited partnership.

Item 2(d).    Title of Class of Securities:

This statement relates to the Common Stock of the Issuer (the "Securities").

Item 2(e).    CUSIP Number:

The CUSIP number of the Securities is 87260T108.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) / /  Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

(b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) / /  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).

(d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) / /  An investment adviser in accordance with section 240.13d-
1(b)(1)(ii)(E).

(f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Ownership is incorporated by reference to items 5-9 and 11 of the cover page of each Reporting Person.

The percentage disclosed in item 11 of the cover page of each Reporting Person is calculated based upon 12,505,000 shares of common stock issued and outstanding as reported in the Issuer's Form 8K filed with the Securities and Exchange Commission on October 29, 2007.

As part of its initial public offering, the Issuer issued Units (the "Units"), each Unit having a price of $8.00 and consisting of one ordinary share of Common Stock, par value $0.001 per share (the "Shares"), and one warrant, each warrant entitling the holder to purchase one Share at a price of $5.50 (the "Warrants"). Each Warrant will become exercisable on the later of the completion by the Issuer of a business combination and October 17, 2008, and will expire on October 17, 2011, or earlier upon redemption. The Shares and Warrants that comprise the Units began trading separately as of November 14, 2007. Because the Issuer has not announced a business combination as of the Filing date of this Schedule 13G, the shares of common stock into which the Warrants are exercisable have not been included in the number of shares beneficially owned by each Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Lawrence H. Lebowitz, and William E. Rose are each managing members (collectively, the "Members") of HBK Management LLC. The Members expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of the Securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Item 2.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED: November 23, 2007

                                            HBK INVESTMENTS L.P.

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK SERVICES LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK PARTNERS II L.P.
                                            By: HBK Management LLC
                                                General Partner

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK MANAGEMENT LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK MASTER FUND L.P.
                                            By:  HBK Services LLC
                                                 Investment Advisor

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)



(1) An Authorization Certificate authorizing Jon L. Mosle to act on behalf of each Reporting Person was previously filed.

                                    EXHIBIT 1

                              JOINT FILING STATEMENT
                             PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is, and all subsequent amendments thereto shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

                                            DATED: November 23, 2007

                                            HBK INVESTMENTS L.P.

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK SERVICES LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK PARTNERS II L.P.
                                            By: HBK Management LLC
                                                General Partner

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MANAGEMENT LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory


                                            HBK MASTER FUND L.P.
                                            By:  HBK Services LLC
                                                 Investment Advisor

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory